UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom’s new strategy aims to double revenue in growth areas and increase free cash flow

Mar 17, 2010

·	Group confirms guidance for 2010

·	Free cash flow to increase by 2012

·	Group’s return on capital employed (ROCE) to increase by at least 150 basis points by 2012

·	T-Mobile USA plans to increase its OIBDA margin – based on service revenues – to over 35 percent by 2012 (compared with 31 percent in 2009)

·	Double revenue from five growth areas to almost EUR 30 billion by 2015

- Revenue from mobile data traffic to increase from EUR 4 billion to around EUR 6 billion by 2012 and around EUR 10 billion by 2015

- Increase in revenues in the “intelligent networks” growth area for the energy, healthcare, media, and automotive sectors to around EUR 1 billion by 2015

·	Connection of up to 4 million households with fiber by 2012 and acquisition of 2.5 to 3 million Entertain customers by 2012, up to 5 million by 2015

·	T-Mobile USA investing in network drive with aim of supplying around 185 million POPs with HSPA+ by end of 2010 and doubling the number of 3G smartphones in the network to around 8 million

Deutsche Telekom is aiming to restructure its business and drive up revenue from growth areas through investments in intelligent networks and its portfolio of IT, Internet and network services. The Group intends to expand its footprint in the TV business in Europe and become the pay-TV market leader in Germany. Deutsche Telekom believes that mobile data traffic will provide the richest opportunities for revenue growth. CEO René Obermann also plans to strengthen the Group’s IT arm, T-Systems, by focusing on services that will also be marketed internationally such as cloud computing and IT solutions for the sectors energy, healthcare, media distribution, and automotive, which are undergoing radical changes.

“The industry is changing and we are transforming Deutsche Telekom,” said CEO René Obermann at the presentation of the Group strategy “Fix – Transform – Innovate” in Bonn on Wednesday. “Two things are important: a high-margin core business and the courage to focus on promising growth areas. Nowadays, promising strategies must have more than one focus.”

Deutsche Telekom expects the revenue mix to have shifted markedly by 2015, with higher revenues being generated in the new growth areas. With its new strategy, the Group intends to leverage its investments in broadband infrastructure more effectively. "Our goal is to expand our important business with fast connections by adding a broad portfolio of IT and Internet services. This will ensure our long-term growth,” Obermann explained.

“The Supervisory Board backs the compelling new strategy. In the last three years, Deutsche Telekom – under the leadership of René Obermann – has done its homework in its core business and is now able to expand its business model,” said Prof. Dr. Ulrich Lehner, Chairman of the Supervisory Board.

In Germany, the Group plans to invest around EUR 10 billion between 2010 and 2012 in fiber optics, new mobile communications technologies, and IT processes to give customers more speed and new products. Investments are also planned in other European markets.

“With these investments, the Board of Management is paving the way toward a gigabit society in Germany and other countries, and at the same time is creating possibilities for new employment,” said Supervisory Board Deputy Chairman Lothar Schröder. "As such, Deutsche Telekom is meeting its social challenge."

Deutsche Telekom’s core business – the traditional access business in fixed and mobile networks – will continue to play a key role. The market volume in the markets where Deutsche Telekom operates networks is estimated at more than EUR 200 billion. The Group intends to defend its market share in this field and continue its high-margin business models. “Our goal is to reconcile the concerns of various stakeholder groups by investing heavily in state-of-the-art networks and services for our customers, generating appropriate returns and creating good job opportunities,” Obermann said.

Deutsche Telekom is also focusing on the following five strategic growth areas in which it hopes to lift revenues to a total of almost EUR 30 billion by 2015: The following ambition levels have been defined:

·	Mobile Internet: mobile data traffic is expected to increase revenue from just under EUR 4 billion in 2009 to around EUR 6 billion in 2012 and approximately EUR 10 billion in 2015.

·
Deutsche Telekom plans to expand its own Internet offerings – such as the Scout24 family, Musicload, Videoload, Softwareload and Gamesload – and increase revenues from EUR 0.8 billion to between EUR 2 and 3 billion by 2015.

·
Connected home: consumers should enjoy universal, secure access to content and services across all screens. Revenues in this area – including broadband access – are expected to increase from EUR 5 billion to around EUR 7 billion in 2015.

·	T-Systems is planning to lift its external revenue by EUR 2 billion to around EUR 8 billion and believes that this will be achieved in particular with dynamic services and cloud computing.

·	Deutsche Telekom anticipates long-term revenue opportunities in intelligent network services for industries such as energy, healthcare, media and automotive.

·
Such services include third-party applications that will be facilitated by Deutsche Telekom’s networks and services, such as medical care over smartphones or vehicle telemetry. Other applications are intelligent electricity meters for consumers that display up-to-the-minute consumption data at all times and allow prompt consumption management and energy feed-in. According to forecasts (Smart 2020), state-of-the-art ICT solutions will enable substantial reductions in CO emissions. Deutsche Telekom aims to generate total revenue of around EUR 1 billion in this area by 2015.

“The aim of our strategy is to expand Deutsche Telekom along the entire value chain and position the company as an open partner for other sectors, such as energy, software or the media,” said René Obermann.

The strategy means that it should be possible by 2012 to supply up to ten percent or up to 4 million of all households in Germany through fiber. In addition, the mobile network will be upgraded with HSPA+ and – if the frequency is awarded – LTE. Given a suitable regulatory framework and cooperation models for network expansion, Germany could have the most modern infrastructure in Europe.

In the United States, T-Mobile is rolling out its “U.S. network drive” with which it will be able to supply HSPA+ high-speed technology to around 185 million residents (POP) by the end of 2010. The number of 3G smartphones in T-Mobile USA’s powerful network is also expected to double to around 8 million. Data ARPU is set to increase faster than for competitors: by 2012, T-Mobile USA intends to have cut the competitors’ lead in terms of monthly data revenue per customer by 60 percent. By 2012, more than 50 percent of the phones used in T-Mobile USA’s network should be smartphones. In addition, T-Mobile USA plans to increase its OIBDA margin – based on service revenues – to over 35 percent by 2012, compared with 31 percent in 2009.

Deutsche Telekom also intends to become much more profitable and has defined several ambition levels: free cash flow is to rise up to 2012 from the around EUR 6.2 billion aimed for in 2010 and the Group’s return on capital employed (ROCE) is to increase by at least 150 basis points. Revenues from German business are to be stabilized by 2012 at the latest.

Deutsche Telekom is holding its Investor Day for financial analysts and institutional investors today, where the Group strategy, finance strategy and operational business will be presented. The company will also confirm its current guidance for the Group’s financial figures. On February 25, Deutsche Telekom announced its new shareholder remuneration policy for the next three years with a total annual dividend payment of EUR 3.4 billion.

About Deutsche Telekom

Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with more than 151 million mobile customers, more than 38 million fixed-network lines and more than 15 million broadband lines (as at: December 31, 2009). Its product brands are called T-Home (fixed-network telephony, broadband Internet),T-Mobile (mobile communication) and T-Systems (ICT solutions). As an international group of companies in around 50 countries throughout the world with almost 260,000 employees (as at: December 31, 2009), Deutsche Telekom generated more than half of its revenues of EUR 64.6 billion outside Germany in 2009. Further information is available at www.telekom.com.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation, and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: March 17, 2010